Exhibit 1.01

POLYONE CORPORATION

Conflict Minerals Report

For the Reporting Period from January 1, 2014 to December 31, 2014

This Conflict Minerals Report (Report) for PolyOne Corporation for the reporting period from January 1 through December 31, 2014 (Reporting Period) is filed as an exhibit to Form SD as required by Rule 13p-1 (Rule) under the Securities Exchange Act of 1934, as amended.

The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured or contracted for manufacture products contain conflict minerals, as defined in the Rule, that are necessary to the functionality or production of their products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten.

This Report has not been audited, nor is an independent private sector audit required for this Report under the Rule, the SEC partial stay of the Rule or existing SEC guidance.

Statements in this Report which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to our compliance efforts and expected actions identified in this Report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other matters, our customers’ requirements to use certain suppliers, our suppliers’ responsiveness and cooperation with our due diligence efforts, our ability to implement improvements in our conflict minerals program and our ability to identify and mitigate related risks in our supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see our other filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2014. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report, and we undertake no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.

1.	Company Overview

This Report is prepared by management of PolyOne Corporation. When used in this Report, the terms “we,” “us,” or “our” and the “Company” mean PolyOne Corporation and its consolidated subsidiaries.

We are a premier provider of specialized polymer materials, services and solutions with operations in specialty polymer formulations, color and additives systems, plastic sheet and packaging solutions and polymer distribution. We are also a highly specialized developer and manufacturer of performance enhancing additives, liquid colorants, fluoropolymers and silicone colorants.

2.	Reasonable Country of Origin Inquiry

For the Reporting Period, the Company determined after review that it manufactures or contracts to manufacture certain products that contain conflict minerals that are necessary to the functionality or production of the Products, specifically: 1) polymer-metal composites, which contain tungsten powder; and 2) components purchased for assembly into color dosing/delivery equipment and tooling, which comprise a de minimis percentage (<.01%) of our annual revenue. “Products” are the products described above within the scope of the Rule.

Because of this finding, we conducted in good faith a reasonable country of origin inquiry (RCOI), reasonably designed to determine whether any of the Necessary Conflict Minerals (as defined below) contained in the Products originated or may have originated in a Covered Country (as defined below) or came from recycled or scrap sources. “Necessary Conflict Minerals” are Conflict Minerals that are necessary to the functionality or production of Products that we manufacture or that we contract with others to manufacture for us. A “Covered Country” is the Democratic Republic of the Congo or an “adjoining country” (as defined in the Rule).

PolyOne’s supply chain is complex, and there are indirect suppliers in the supply chain between us and the mines or locations of origin of our Necessary Conflict Minerals. We do not purchase any Necessary Conflict Minerals directly from miners, smelters or refiners. Therefore, we must rely on our suppliers to provide information about the origin of the Necessary Conflict Minerals in our Products.

To conduct the RCOI, we identified twenty-seven (27) direct suppliers of our Necessary Conflict Minerals, made written inquiries to those suppliers about the source and origin of those Necessary Conflict Minerals, and asked suppliers to identify the smelters or refiners used to process those conflict minerals. We provided information and offered assistance to suppliers about the specific content of the Rule and the information requested. Because we do not have direct relationships with miners, smelters or refiners in our supply chain, we asked our suppliers to engage with their own suppliers to gather the requested information.

We received completed responses from seventy-four percent (74%) of the suppliers we surveyed. As a result of these responses, we do not know or have reason to believe that any of our Necessary Conflict Minerals originated or may have originated in the Covered Countries. However, some of our suppliers did not respond to our inquiries or were unable to respond fully based on information available from their own suppliers. Further, some of our suppliers did not adequately confirm the country of origin of Necessary Conflict Minerals supplied to us. As a result, we were unable to obtain sufficient information from our suppliers or other sources to determine that none of our Necessary Conflict Minerals originated from a Covered Country or are or may be from recycled or scrap sources. Therefore, we conducted due diligence on the source and chain of custody of those Necessary Conflict Minerals in the Products.

3.	Due Diligence Program

3.1	Design of Due Diligence

Our due diligence measures were designed to conform, in all material respects, with the due diligence framework set forth in the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, 2013 (OECD Guidance) and the related supplement for tin, tantalum, and tungsten.

3.2	Due Diligence Measures Performed

3.2.1	Establish strong company management systems

•	The Company maintains a Conflict Minerals management system. The cross-functional Conflict Minerals work group is sponsored by the Senior Vice President, Global Operations and Process Improvement and includes representatives from Environmental, Health and Safety; Internal Audit; Legal; Product Stewardship; and Sourcing. Representatives from other corporate functions and business segments participated in the work group’s effort as needed.

•	We sent all identified suppliers of Necessary Conflict Minerals electronic correspondence with information about Conflict Minerals compliance, and our expectation that they timely respond to our request for information for the Reporting Period. We followed up with non-responding suppliers using electronic correspondence and/or telephone calls.

•	We post our Conflict Minerals Policy and Supplier Code of Conduct at www.polyone.com to communicate our position on Conflict Minerals.

•	We intend to retain relevant supplier response documentation for a period of no less than five years.

3.2.2	Identify and assess risks in the supply chain

We asked each direct supplier of products containing Necessary Conflict Minerals to provide us with information about the origin and chain of custody of Necessary Conflict Minerals contained in the products supplied to us. We provided suppliers with and suppliers were asked to complete the Conflict Minerals Reporting Template, version 3.02, developed by the Conflict-Free Sourcing Initiative (CFSI). Suppliers responding without completing the CFSI template were again requested to complete the template. Suppliers failing to respond at all were sent reminders to complete the request.

A sourcing analyst monitored receipt of and compiled supplier inquiry responses. A cross-functional sub-group met periodically to review supplier responses as we received them. The review process compared supplier responses against criteria developed to determine which responses required further engagement with our suppliers. Supplier responses that included the names of smelters or refiners were compared to the list of compliant smelters identified by the CFSI Conflict-Free Smelter Program. We continued to engage with suppliers to obtain clarification or additional information deemed necessary by the review process.

3.2.3	Design and implement a strategy to respond to identified risks

In response to the risk assessment of the supply chain as outlined in Section 3.2.2 above, PolyOne has a process through which the Conflict Minerals program is implemented, managed, and monitored. Updates to the risk assessment are provided regularly to senior management by the Conflict Minerals work group.

As part of the risk management plan, we engaged and educated suppliers of Necessary Conflict Minerals about our expectations regarding Conflict Minerals via letter inquiry and verbal discussion where required.

3.2.4	Carry out independent third-party audit of smelter’s/refiner’s due diligence practices

We do not have direct relationships with smelters and refiners identified by our suppliers as being in their supply chain, nor do we perform or direct audits of these entities within our supply chain. Therefore, we rely upon industry efforts (for example, through CFSI) to influence smelters and refiners to be audited, and to provide compliant certification.

3.2.5	Report annually on supply chain due diligence

We publicly report our Form SD and this Report on our company website at www.polyone.com.

4.	Results of Review

4.1	Facilities Used to Process and Country of Origin of our the Necessary Conflict Minerals

To date, we received completed CFSI template and/or letter responses from seventy-four percent (74%) of the suppliers surveyed. For the Reporting Period, of the suppliers that responded to our survey, ninety-five percent (95%) of them responded at the company or division level, meaning that they responded based on materials and components used in all of the products they sell, not just the products we purchased from them. Because they responded at the company or division level, it was impossible for us to trace their Conflict Minerals to specific products that we purchased from the supplier. Further, no supplier that provided a product level response identified a specific smelter or country of origin to which the Necessary Conflict Minerals in the Company’s products could be traced. As such, we are unable to identify any facilities used to process or the countries of origin of the Necessary Conflict Minerals in our Products during the Reporting Period.

4.2	Efforts to determine mine or location of origin

We have determined that the most reasonable effort we can make to determine the mines or locations of origin of our Necessary Conflict Minerals is to continue to seek information from our direct suppliers about the smelters and refiners and the countries of origin of the Necessary Conflict Minerals in our supply chain, and encourage them to do the same with their suppliers. We must rely on our direct and indirect suppliers to provide information about the mine or location of origin of the Necessary Conflict Minerals in our Products.

5.	Steps Taken and to be Taken to Mitigate Risk

Since the start of the Reporting Period, we have taken or intend to take the following steps to further mitigate the risk that our Necessary Conflict Minerals benefit or finance armed groups:

•	Communicate our Conflict Minerals Policy and Supplier Code of Conduct to suppliers.

•	Periodically evaluate our Conflict Minerals Policy to confirm it aligns with our values and our expectations of our suppliers.

•	Engage with suppliers about Conflict Minerals and direct them to resources in an effort to improve the content and quality of supplier responses and reduce the number of unresponsive or non-compliant suppliers.

•	For unresponsive or non-compliant suppliers, use our formal escalation process.

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